Exhibit 99.1

CONTACTS:	Investor Relations	Media Relations
	Thor Erickson	Ros Hunt
	+1 (678) 260-3110	+44 (0) 7528 251 022

COCA-COLA EUROPEAN PARTNERS PLC COMBINATION COMPLETED; CREATES

WORLD’S LARGEST INDEPENDENT COCA-COLA BOTTLER

BASED ON NET SALES

LONDON, United Kingdom, May 28, 2016 – Coca-Cola European Partners plc (ticker symbol: CCE) announced today that the combination of Coca-Cola Enterprises, Inc., Coca-Cola Iberian Partners S.A.U., and Coca-Cola Erfrischungsgetränke GmbH is now complete.

This combination creates the world’s largest independent Coca-Cola bottler based on net sales and serves over 300 million consumers across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. With pro forma 2015 net sales of approximately €11 billion and pro forma 2015 EBITDA of approximately €1.8 billion, Coca-Cola European Partners plc is a leading consumer packaged goods company in Europe.

Shares of Coca-Cola European Partners plc are expected to start trading under the ticker symbol CCE simultaneously in Amsterdam, New York, and London, on Tuesday, May 31, 2016, at 15:30 CEST/9:30 a.m. EDT/14:30 BST. In Spain, trading is expected to start on Thursday, June 2, 2016, at 12:00 CEST/6:00 a.m. EDT/11:00 BST.

“With a collective heritage in Europe of over 100 years, the three businesses, united under one of the most recognizable brands in the world, are poised to become the leading bottler in the Coca-Cola system,” said Sol Daurella, chairman of the board of Coca-Cola European Partners plc. “Our ambition is simple: to create a winning future together with The Coca-Cola Company. Coca-Cola European Partners will continue to make the drinks that millions of people love, while offering them more choice than ever before.”

John F. Brock, CEO of Coca-Cola European Partners plc, said “This is a very exciting time for Coca-Cola European Partners, as Europe continues to represent an outstanding platform for long-term, profitable growth. Coca-Cola European Partners has the portfolio, the customer relationships, and the innovation, flexibility, scale, and speed needed to capture this opportunity. In addition, our people are among the best in the business and understand what it takes to win in Europe. All of this as we grow together with our customers, employees, and local communities, is in support of our ultimate goal: delivering increasing levels of shareowner value.”

ABOUT CCEP

Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on net sales. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

FORWARD-LOOKING STATEMENTS

Included in this news release are forward-looking management comments and other statements that reflect management’s current outlook for future periods. As always, these expectations are based on currently available competitive, financial, and economic data along with our current operating plans and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The forward-looking statements in this news release should be read in conjunction with the risks and uncertainties discussed in our filings with the Securities and Exchange Commission (“SEC”) and other regulatory bodies, including our most recent SEC and other filings.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

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